UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K EQUIVALENT

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934*

December 1, 2005

Kappa Holding BV
(Translation of Registrant’s Name Into English)

The Netherlands
(Jurisdiction of Incorporation)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

*  This Form 6-K Equivalent is furnished pursuant to an indenture agreement.

On December 1, 2005, Kappa Beheer B.V. a subsidiary of the registrant, announced that it will redeem

€ 95,000,000 10 5/8% Class A Senior Subordinated Notes due 2009 (Common Code: 016895261; ISIN: XS0168952611);

€370,000,000 10 5/8% Senior Subordinated Notes due 2009 (Common Code: 01668581; ISIN: XS0106685810); (CUSIP No.: 485598AA4; Common Code: 009980385; ISIN: XS0099803859); (CUSIP No.: 485598AG1; Common Code: 009980318; ISIN: XS0099803180);

$100,000,000 10 5/8% Senior Subordinated Notes due 2009 (CUSIP No.: 485598AE6; Common Code: 010668557; ISIN: US485598AE62); and

€145,000,000 12½% Senior Subordinated Discount Notes due 2009 (Common Code: 010668590; ISIN: XS0106685901); (CUSIP No.: 485598AD8; Common Code: 009980636; ISIN: XS0099806365); (CUSIP No.: 485598AH9; Common Code: 009980512; ISIN: XS0099805128)

(collectively the “Notes”) as further described in the press release and Notice of Redemption filed with this Report on Form 6-K, which is incorporated herein by reference.  This 6-K is filed pursuant to rule 135c(d) of the United States Securities Act of 1933, as amended.

Exhibits

99.1        Press Release dated December 1, 2005 announcing the redemption of the Notes.

99.2        Notice of Redemption dated December 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 1, 2005	Kappa Holding BV

	By:	/s/	G.P.F. Beurskens

	Name:	G.P.F. Beurskens
	Title:	President/Managing Director